Exhibit 7.6

May 12, 2006

Dear Randy:

Please let this letter serve as renewal of our Strategic Alliance Agreement dated the 18th day of May, 2005. The new term shall be from May 18, 2006 through May 18, 2007. The renewal shall be under the same terms and conditions of the initial Strategic Alliance Agreement, however, the monthly payment to UTEK Corporation will be adjusted as follows:

COMPENSATION

In consideration of renewing this Strategic Alliance for a second year and for UTEK to continue to provide those Services described in the original Strategic Alliance Agreement dated May 18, 2005, Advanced Refractive Technologies, Inc. (“ARFRE.OB”) shall pay to UTK $120,000 worth of ARFRE.OB shares, for an additional twelve months of Service under the Agreement.

The number of shares, which will be 4,000,000 shares, has been calculated based on the closing price as of May 11, 2006, which is $0.03 per share of ARFRE.OB.

Sincerely,

/s/ Joel Edelson
Joel Edelson
VP Technology Alliances

Agreed to and accepted by:

/S/ Randal A. Bailey
Randal Bailey
Chief Executive Officer

•    202 South Wheeler Street, Plant City, Florida 33563